                                                      Rule 424(b)(5)
                                                      Registration No. 333-65765

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 27, 1998)

                                   $40,000,000
                           THE DETROIT EDISON COMPANY
        GENERAL AND REFUNDING MORTGAGE BONDS, FLOATING RATE 1999 SERIES D
                             DUE SEPTEMBER 17, 2001

--------------------------------------------------------------------------------

This is an offering by The Detroit Edison Company of $40,000,0000 of its General and Refunding Mortgage Bonds, Floating Rate 1999 Series D due September 17, 2001. The Bonds will mature and the principal amount, together with interest accrued and unpaid thereon, will be payable on September 17, 2001. Interest on the Bonds is payable in arrears on March 15, June 15, September 15, and December 15 of each year, commencing September 15, 1999, except that the final interest payment date will be September 17, 2001. The Bonds will bear interest from August 27, 1999. The per annum rate of interest will equal three-month LIBOR, reset quarterly, plus seventeen basis points (.17%). Interest will be computed on the basis of a 360-day year and the actual number of days in the applicable interest period. The Bonds are not redeemable at any time prior to maturity and will not have the benefit of any sinking fund.

Investing in the Bonds involves risks. Risk Factors begin on page S-3.

                                                                                          PER BOND         TOTAL
                                                                                        ------------    ------------
Public Offering Price..............................................................        99.884%      $ 39,953,600
Underwriting Discount..............................................................         0.134%      $     53,600
Proceeds to The Detroit Edison Company (before expenses)...........................        99.750%      $ 39,900,000



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS TRUTHFUL OR COMPLETE.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriter for this offering expects to deliver the Bonds on August 27, 1999 through the book-entry facilities of The Depository Trust Company.


--------------------------------------------------------------------------------

                                 LEHMAN BROTHERS

August 18, 1999

                        ABOUT THIS PROSPECTUS SUPPLEMENT

         This prospectus supplement and the attached prospectus contain information about our company and about the Bonds. They also refer to information contained in other documents that we file with the Securities and Exchange Commission. References to this prospectus supplement or the prospectus also mean the information contained in such other documents, including our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1999. If this prospectus supplement is inconsistent with the prospectus or the documents that are incorporated by reference in the prospectus, rely on this prospectus supplement.

         When we refer to "Detroit Edison," "the Company," "we," "us," or "our" in this prospectus supplement, we mean The Detroit Edison Company and its subsidiaries, on a consolidated basis, unless the context requires otherwise.

         You should rely only on the information in this prospectus supplement or the prospectus or in documents that are incorporated by reference in the prospectus. Neither we nor the underwriter have authorized anyone to provide any different or additional information. We are not making an offer of the Bonds in any jurisdiction where the offer is not permitted. You should not assume that information in these documents is correct or complete after the date of this prospectus supplement.


                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----

                             PROSPECTUS SUPPLEMENT

About this Prospectus Supplement................................................................................S-2
The Company.....................................................................................................S-3
Risk Factors....................................................................................................S-3
Selected Historical Consolidated Financial Data.................................................................S-4
Ratio of Earnings to Fixed Charges..............................................................................S-4
Capitalization..................................................................................................S-4
Description of the Bonds........................................................................................S-5
Underwriting....................................................................................................S-7
Legal Opinions..................................................................................................S-7

                                   PROSPECTUS

The Company.......................................................................................................2
Use of Proceeds...................................................................................................3
Regulatory Matters................................................................................................3
Ratio of Earnings to Fixed Charges................................................................................4
Description of Debt Securities....................................................................................4
United States Federal Income Tax Considerations..................................................................40
Plan of Distribution.............................................................................................48
Legal Opinions...................................................................................................49
Experts..........................................................................................................49

                                  THE COMPANY

       The Detroit Edison Company has been incorporated in Michigan since 1967. The Company is a regulated public utility that generates, purchases, transmits, distributes and sells electric energy in a 7,600 square mile area in Southeastern Michigan. The Company's service area includes about 13% of Michigan's total land area and about half of its population (approximately five million people). The Company's residential customers reside in urban and rural areas, including an extensive shoreline along the Great Lakes and connecting waters.

       Detroit Edison's executive offices are located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. The telephone number is 313-235-8000.


                                  RISK FACTORS

       You should carefully consider the following risks, together with the other information included or incorporated by reference in this prospectus supplement and the attached prospectus, before buying any Bonds.

       UTILITY INDUSTRY AND ENVIRONMENTAL REGULATION MAY ADVERSELY AFFECT THE COMPANY'S OPERATING RESULTS

       Various bills have been introduced in the Michigan Legislature addressing competition in the electric markets. Detroit Edison is proceeding with the implementation of customer choice as provided in various orders of the Michigan Public Service Commission ("MPSC"). While Detroit Edison is unable to predict the impact, if any, of the outcome of these legislative proceedings, applicable MPSC orders provide for the recovery of stranded costs.

       The Company is subject to extensive environmental regulation. Additional costs may result as the effects of various chemicals on the environment (including nuclear waste) are studied and governmental regulations are developed and implemented. The costs of future nuclear decommissioning activities are the subject of increased regulatory attention.

       Ownership of Fermi 2, a nuclear generating unit, subjects the Company to additional significant risks. Nuclear plants are highly regulated by a number of governmental agencies concerned with public health and safety and environmental protection. Consequently, Fermi 2 is subject to greater scrutiny than a conventional fossil fueled plant.

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


                                           SIX MONTHS
                                             ENDED
                                          JUNE 30,(A)                         YEAR ENDED DECEMBER 31,
                                      ---------------------   -----------------------------------------------------
                                        1999         1998       1998          1997       1996      1995      1994
                                      --------     --------   ---------     --------   --------   --------  -------
                                                                            (MILLIONS)
Income Summary:
  Operating Revenues...........           $1,917    $1,893       $3,902     $3,657     $3,642     $3,636    $3,519
  Operating Income.............              449       485          970      1,003        841      1,015       986
  Net Income...................              211       193          418        417        328        434       420

-----------
(a) The Company's financial results for these interim periods are not necessarily indicative of results that may be expected for any other interim period or for the fiscal year.


                       RATIO OF EARNINGS TO FIXED CHARGES

         The Company's ratios of earnings to fixed charges* were as follows for the respective periods indicated:


      FOR THE
  SIX MONTHS ENDED                                        YEAR ENDED DECEMBER 31,
                        -----------------------------------------------------------------------------------------
   JUNE 30, 1999            1998                1997               1996                1995               1994
---------------------   -----------------------------------------------------------------------------------------
        2.99                3.18                3.24               2.71                3.21               3.13

---------------
* For purposes of computing this ratio, earnings represent net income (including allowance for both borrowed and other funds used during construction, "AFUDC", accretion income and deferred Fermi 2 depreciation, amortization and return) before deducting income taxes and fixed charges. Fixed charges represent total interest charges, interest factor of rents and amortization of debt discount, premium and expense.


                                 CAPITALIZATION


         The following table sets forth the consolidated capitalization of the Company at June 30, 1999 and as adjusted to give effect to the issuance of the Bonds offered hereby, as well as the issuance of $39.745 million and the planned issuance of $66.565 million of bonds in the third quarter and the planned redemption of $106.31 million of tax-exempt obligations. Common Shareholders' Equity is reduced due to the write-off of unamortized debt issuance costs.


                                                                                 JUNE 30, 1999
                                                                   ACTUAL                          AS ADJUSTED
                                                         ---------------------------      ----------------------------
                                                                                  (MILLIONS)
Long-Term Debt......................................       $2,883             42.2%         $2,923             42.5%
Quarterly Income Debt Securities....................          385              5.6             385              5.6
Common Shareholder's Equity.........................        3,564             52.2           3,563             51.9
                                                           ------            -----          ------            -----
                                                           $6,832            100.0%         $6,871            100.0%
                                                           ======            =====          ======            =====

                            DESCRIPTION OF THE BONDS

         The General and Refunding Mortgage Bonds, Floating Rate 1999 Series D due September 17, 2001 (the "Bonds") are to be issued as a series of the Company's General and Refunding Mortgage Bonds ("Mortgage Bonds") under and secured by the Mortgage and Deed of Trust dated as of October 1, 1924 between the Company and Bankers Trust Company, as Trustee, as amended and supplemented by various supplemental indentures and as to be further amended and supplemented by a supplemental indenture to be dated as of August 15, 1999 creating the Bonds. Copies of the Mortgage and Deed of Trust and such supplements, hereinafter collectively referred to as the "Mortgage", are exhibits to the registration statement of which this prospectus supplement and the attached prospectus are a part, and reference is hereby made to the Mortgage for full and complete statements of the provisions thereof, including the definitions of certain terms used, and for other information with respect to the Bonds.

         The Mortgage and the general terms and provisions of the Mortgage Bonds are more fully described in the attached prospectus. The following statements concerning the Bonds supplement, and to the extent inconsistent therewith replace, the description of the Mortgage Bonds set forth in the attached prospectus. They do not purport to be complete and are qualified in their entirety by reference to the Mortgage.

         The Bonds will be senior secured obligations of the Company and will be limited to $40,000,000 aggregate principal amount. The Bonds will rank equally as to security with all Mortgage Bonds of all other series outstanding under the Mortgage, except insofar as any sinking, improvement or analogous fund may be deemed to afford additional security for the Mortgage Bonds of any series, and except that, as provided in Section 3 of Article VI of the Mortgage, the Trustee may, when in possession during a default, apply any residue of collections to payment of principal of such Mortgage Bonds as are then due if all of the Mortgage Bonds have not become due. See "Description of Debt Securities--Provisions Applicable to General and Refunding Mortgage Bonds" in the attached prospectus.

         The Bonds will be issued only in fully-registered form in denominations of $1,000 or any integral multiple thereof. The Bonds will be issued in book-entry form through the facilities of The Depository Trust Company ("DTC"). Transfers or exchanges of beneficial interests in the Bonds may be effected only through records maintained by DTC or its nominee. Settlement and secondary trading in the Bonds will be in same-day funds. Payments of principal and interest on the Bonds will be made to DTC in immediately available funds as described in the attached prospectus. See "Description of Debt Securities--DTC Book-Entry Only System" and "--Same-Day Settlement and Payment" in the attached prospectus.

PAYMENT OF PRINCIPAL AND INTEREST

         The Bonds will mature and the principal amount, together with interest accrued and unpaid thereon, will be payable on September 17, 2001 (the "Stated Maturity"). The Bonds will not be redeemable at any time prior to Stated Maturity and will not have the benefit of any sinking fund.

         The Bonds will bear interest at a rate per annum, reset quarterly, equal to three-month LIBOR (as defined below) plus seventeen basis points (.17%), as determined by the Calculation Agent (as defined below). Interest will be computed on the basis of a 360-day year and the actual number of days in the applicable Interest Period (as defined below). Interest is payable quarterly in arrears on March 15, June 15, September 15, and December 15 of each year, commencing September 15, 1999, except that the final payment of interest will be due on September 17, 2001, instead of September 15, 2001 (each an "Interest Payment Date"), for the period commencing on and including the immediately preceding Interest Payment Date and ending on and including the day preceding the next Interest Payment Date (each an "Interest Period"), with the exception that the first Interest Period shall commence on and include August 27, 1999. Interest is payable to the persons in whose names the Bonds are registered at the close of business on the fifteenth calendar day, whether or not a Business Day (as defined below), prior to the Interest Payment Date.

         The interest rate on the Bonds may not exceed the "Maximum Rate", which is defined to mean the rate of interest equal to 15% per annum of such higher rate as may be established from time to time by the Board of Directors of the Company.

         If any Interest Payment Date, other than at Stated Maturity, for the Bonds would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next day that is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date shall be the immediately preceding Business Day. If the Stated Maturity for the Bonds falls on a day which is not a Business Day, payment of principal and interest with respect to the Bonds will be paid on the next succeeding Business Day with the same force and effect as if made on such date and no interest on such payment will accrue from and after such date.

         The interest rate for each Interest Period will be determined by the Calculation Agent in accordance with the following provisions:

         The per annum rate of interest for each Interest Period will be three-month LIBOR on the second Business Day preceding the relevant Interest Reset Date (as defined below) for such Interest Period (the "Interest Determination Date") plus the applicable spread described above. The Interest Determination Date for the first Interest Period will be August 25, 1999. "LIBOR" for each subsequent Interest Period will be determined by the Calculation Agent in accordance with the following provisions:

               (i) On each Interest Determination Date, the Calculation Agent will ascertain the offered rate for three-month deposits in U.S. dollars in the London interbank market, which appears on the Telerate Page 3750, as of 11:00 a.m. (London time) on such Interest Determination Date.

              (ii) If such rate does not appear on the Telerate Page 3750, or the Telerate Page 3750 is unavailable, the Calculation Agent will request each of four major banks in the London interbank market (the "Reference Banks") to provide the Calculation Agent with its offered quotation (expressed as a rate per annum) for three-month deposits in U.S. dollars to leading banks in the London interbank market at approximately 11:00 a.m. (London time) on the Interest Determination Date. If at least two such quotations are provided, LIBOR in respect of the Interest Determination Date, will be the arithmetic mean of such quotations.

             (iii) If less than two of the Reference Banks provide the Calculation Agent with such offered quotations, LIBOR in respect of that Interest Determination Date will be the arithmetic mean of the rates quoted by three major banks in The City of New York (selected by the Calculation Agent) at approximately 11:00 a.m., New York City time, on that Interest Determination Date for three-month loans in U.S. dollars to leading European banks, in a principal amount equal to an amount of not less than $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR will be LIBOR in effect on such Interest Determination Date.

         "Interest Reset Date" means, with respect to any Interest Period, the first day of such Interest Period.

         "Business Day" means any day (other than a Saturday or Sunday) on which banking institutions in The City of New York are open for business and which is also a London Banking Day.

         "London Banking Day" means any day (other than a Saturday or Sunday) on which dealings in deposits are transacted in the London interbank market.

         "Telerate Page 3750" means the display designated as page "3750" on the Bridge Telerate, Inc. (or such other page as may replace that page on that service for the purpose of displaying the LIBOR Index on a daily basis).

         All percentages resulting from any calculation on the Bonds will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g.,

9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)), and U.S.
dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upward).

         The Company has agreed that, so long as any of the Bonds remain outstanding, it will maintain under appointment an agent (the "Calculation Agent"), initially Bankers Trust Company, to calculate the rate of interest payable on the Bonds in respect of each Interest Period. If the Calculation Agent is unable or unwilling to continue to act as such, or if the Calculation Agent fails to establish the applicable rate of interest for any Interest Period, or if the Company removes the Calculation Agent, the Company will appoint the office of another bank to act as the Calculation Agent; provided, however, that the Calculation Agent shall not resign or be removed until acceptance of an appointment by a successor as evidenced by an appropriate agreement entered into by the Company and such successor Calculation Agent.


                                  UNDERWRITING

         Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, the Company has agreed to sell to Lehman Brothers Inc., as underwriter, and the underwriter has agreed to purchase from the Company, all of the Bonds.

         The underwriting agreement provides that the obligations of the underwriter to purchase the Bonds included in the offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriter must purchase all the Bonds if it purchases any of the Bonds.

         The underwriter proposes to offer the Bonds directly to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering of the Bonds to the public, the public offering price may be changed by the underwriter.

         The Company estimates that its total expense of the offering will be $75,000.

         The Company has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1993, or to contribute to payments the underwriter may be required to make in respect of any of those liabilities.

         The underwriter and its affiliates have from time to time provided, and may in the future provide, investment banking and other financing services to the Company and its affiliates.

         Delivery of the Bonds is expected on or about August 27, 1999, which will be the seventh business day following the date of pricing of the Bonds. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Bonds on the pricing date or the next succeeding business day will be required, by virtue of the fact that the Bonds will initially settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade the Bonds on the pricing date or the next succeeding business day should consult their own advisor.

                                 LEGAL OPINIONS

         The validity of the Bonds will be passed upon for the Company by Christopher C. Nern, Esq., Vice President and General Counsel of the Company, and for the underwriter by Brown & Wood LLP. Brown & Wood LLP will rely upon the opinion of Mr. Nern as to matters of Michigan law.

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